New Mountain Finance Corporation
1633 Broadway, 48th floor
New York, New York 10019
(212) 720-0300
May 18, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington D.C. 20549
Re: Withdrawal of Registration Statement on Form N-2 (File No. 333-272009)
Ladies and Gentlemen:
New Mountain Finance Corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form N-2 (File No. 333-272009), together with all exhibits thereto (the “Registration Statement”).
The Registration Statement has not been declared effective by the Commission and no securities were sold pursuant to the Registration Statement. On May 17, 2023, the Registration Statement was incorrectly filed as a new Securities Act filing subject to review by the Commission rather than as an automatic shelf registration statement that would become effective automatically upon filing due to the Company’s status as a well-known seasoned issuer. For this reason, the Company is seeking to withdraw the Registration Statement and, concurrent with this request, will file a new automatic shelf registration statement on Form N-2.
The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be used to offset the filing fee for any future registration statement filed by a registrant entitled to apply such fees under Rule 457(p), including, but not limited to, the new automatic shelf registration statement above.
Any questions or comments regarding this letter should be directed to our counsel, Payam Siadatpour of Eversheds Sutherland (US) LLP, at 202-383-0278.

Sincerely,
NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Laura C. Holson
Laura C. Holson
Chief Financial Officer, Chief Operating Officer, and Treasurer